07026801

ADITYA BIRLA GROUP

RECEIVED

2007 SEP 20 A 6:51

SUPPL

14th September, 2007

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : Result of Postal Ballot

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 09.04.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

Encls : a/a.

ADITYA BIRLA GROUP

FILE NO : 82-34979

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Result of Postal Ballot

Enclosed please find a copy of the result of voting conducted through Postal Ballot announced today in relation to the Special Resolution passed under Section 372A of the Companies Act, 1956 authorising the Board of Directors to make investments, give loans and provide guarantees / securities.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

Result of Postal Ballot

Result of the voting conducted through Postal Ballot on the special resolution under section 372A of the Companies Act, 1956, authorising the Board to make investments, give loans and provide guarantees / securities:

Number of valid postal ballot forms received	6388
Votes in favour of the Resolution	48,878,189
Votes against the Resolution	16,459
Number of invalid postal ballot forms received	205

The resolution has, therefore, been approved by the shareholders with requisite majority.

For **Aditya Birla Nuvo Limited**

BKSingh

Bharat K. Singh
Managing Director

Place : Mumbai
Date : 14th September, 2007

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com

END